Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109	T: 617.570.1000 F: 617.523.1231 Goodwinprocter.com

June 18, 2012

BY EDGAR AND EMAIL TRANSMISSION

Ms. Mara L. Ransom

Ms. Lilyanna L. Peyser

Mr. Christopher Chase

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Atlantic Power Corporation
Registration Statement on Form S-4
Filed May 18, 2012
File No. 333-181548

Dear Ms. Ransom:

This letter is submitted on behalf of Atlantic Power Corporation (the “Company”) in response to comments in the letter dated June 14, 2012 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Barry Welch, Chief Executive Officer of the Company with respect to the Registration Statement on Form S-4 (File No. 333-181548) filed with the Commission on May 18, 2012 (the “Registration Statement”).

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. As indicated below, the Company is filing herewith Amendment No. 1 to the Registration Statement (the “Amendment”). Defined terms used herein but not otherwise defined have the meanings given to them in the Amendment.

Cautionary Note Regarding Forward Looking Statements, page iii

1.                                       The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer.  See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.  Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised the Registration Statement to delete the reference to the safe harbor.

Conditions to the Exchange, page 41

2.                                       Please note that the determination of whether the conditions to which your exchange offer is subject are satisfied should be based on objective criteria.  Please revise the first paragraph under this heading to include such objective standards for the determination of whether the enumerated conditions have been satisfied.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the conditions to the exchange offer to be based on objective criteria.

3.                                       We note your statement that you are not required to accept Old Notes for exchange or issue Exchange Notes, and may terminate or amend the offer, if certain conditions are not met “before the acceptance of Old Notes.”  All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange.  Please revise the language accordingly.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised the Registration Statement to state that the Company may terminate or amend the exchange offer at any time “prior to the expiration date.”

Legal Matters, page 185

4.                                       Please revise this section to also name Goodmans and Leonard, Street and Deinard as having prepared or certified opinions for purposes of Item 509(b) of Regulation S-K.  See Section II.B.1.e of Staff Legal Bulletin No. 19.

Response to Comment No. 4

In response to the Staff’s comment, the Company has revised the Registration Statement to name Goodmans and Leonard, Street and Deinard under the heading “Legal Matters” as having opined upon validity of the Exchange Notes.

Item 20.  Indemnification of Directors and Officers, page II-1

5.                                       Please revise your filing to disclose the indemnification information required by Item 20 of Form S-4 with respect to Atlantic Power Services Canada LP and Atlantic Power Limited Partnership.  In this regard, we note that both of these entities are limited partnerships that are controlled by general partners.  Please note that Item 702 requires disclosure regarding any “controlling persons” and that the term “person” includes a corporation, partnership and any unincorporated organization.  Refer to Section 2(a)(2) of the Securities Act of 1933.

Response to Comment No. 5

In response to the Staff’s comment, the Company has revised the Registration Statement to add the indemnification information required by Item 20 of Form S-4 with respect to the general partner of Atlantic Power Services Canada LP and Atlantic Power Limited Partnership.

Exhibit 5.1 Opinion of Goodwin Procter LLP

6.                                       Please delete the penultimate paragraph of this opinion as it includes inappropriate limitations.

Response to Comment No. 6

In response to the Staff’s comment, the penultimate paragraph of the opinion was deleted.

7.                                       In light of the fact that one of the guarantors is a general partner formed under Delaware law, please have counsel add the Delaware Revised Uniform Partnership Act to the fourth paragraph of its opinion.

Response to Comment No. 7

In response to the Staff’s comment, the Delaware Revised Uniform Partnership Act was added to the fourth paragraph of the opinion.

Exhibit 5.3

8.                                       In connection with comment 4 above, please revise the opinion to consent to the naming of counsel in the registration statement.

Response to Comment No. 8

In response to the Staff’s comment, the opinion was revised to consent to the reference to the firm’s name under the heading  “Legal Matters” in the Registration Statement.

Signatures

9.                                       Please revise the signature pages in accordance with Form S-4.  For example, please revise to include the signature of the Principal Accounting Officer for each of your guarantors.  See Instruction 1 to the Signatures on Form S-4.  In addition, it appears that you have not included the signature of a majority of the members of the boards of directors of Atlantic Power Generation, Inc., Atlantic Power Holdings, Inc. and Atlantic Power Preferred Equity Ltd.  Please also ensure that persons signing the registration statement in their individual capacities as principal executive officer, principal financial officer and principal accounting officer do so in the second signature block of each signature page.

Response to Comment No. 9

In response to the Staff’s comment, the Company has revised the signature pages in accordance with Form S-4. The Amendment includes the signature of the principal accounting officer for each guarantor and the signatures of a majority of the members of the boards of directors of Atlantic Power Generation, Inc., Atlantic Power Holdings, Inc. and Atlantic Power Preferred Equity Ltd. In the Amendment, persons signing in their individual capacities as principal executive officer, principal financial officer and principal accounting officer do so in the second signature block of each signature page.

* * * *

With your permission, we are sending you via email copies of this letter and marked and unmarked copies of the Amendment. The marked copies show changes from the Registration Statement.

Please note that the Company acknowledges, and has authorized us to include in this letter, the following:

Notwithstanding your comments, in the event the Company requests acceleration of the effective date of the pending registration statement, the Company will furnish a written statement from the company acknowledging that:

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully believes that the Amendment and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (617) 570-1105.

Sincerely,

/s/ James P.C. Barri
James P.C. Barri

cc: Barry E. Welch
Atlantic Power Corporation
Yoel Kranz
Goodwin Procter LLP